Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-210429

Dated June 12, 2017

Term Sheet

$700,000,000

2.600% Senior Notes due 2022

Issuer:	Fifth Third Bancorp

Security:	2.600% Senior Notes due June 15, 2022

Expected Ratings*:	Baa1 (Moody’s) / BBB+ (S&P) / A (Fitch)

Currency:	USD

Size:	$700,000,000

Security Type:	SEC Registered Senior Notes

Maturity:	June 15, 2022

Coupon:	2.600%

Payment Frequency:	Semi-Annually

Day Count Convention:	30/360

Optional Redemption:	The notes are not subject to repayment at the option of the holders prior to the maturity date. The Issuer may redeem the Senior Notes, in whole or in part, on or after the date that is 30 days prior to the maturity date at a redemption price equal to 100% of the principal amount of the Senior Notes redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Benchmark Treasury:	1.750% US Treasury due May 31, 2022

Benchmark Treasury Spot and Yield:	99-28; 1.776%

Spread to Benchmark Treasury:	+83 bps

Yield to Maturity:	2.606%

Price to Public:	99.972% of face amount

Proceeds (Before Expenses) to Issuer:	$697,354,000

Interest Payment Dates:	June 15 and December 15 of each year, commencing December 15, 2017

Trade Date:	June 12, 2017

Settlement Date:	June 15, 2017 (T+3)

Denominations:	$2,000 x $1,000

CUSIP/ISIN:	316773 CU2 / US316773CU23

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Fifth Third Securities, Inc.

Co-Managers:	Academy Securities, Inc. The Williams Capital Group, L.P.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll free at 1-866-718-1649, Citigroup Global Markets Inc. toll free at 1-800-831-9146, Credit Suisse Securities (USA) LLC at Credit Suisse Prospectus Department toll free at 1-800-221-1037, or Fifth Third Securities, Inc. toll free at 1-800-950-4623.

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